NOTICE OF EXEMPT SOLICITATION

Name of the registrant:
Wells Fargo & Company

Name of person relying on exemption:
New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:
Office of the New York State Comptroller
Division of Legal Services
110 State Street, 14th Floor
Albany, NY 12236

Written material:
Letter to shareholders urging support for shareholder proposal 6 requesting a report on incentive-based compensation and risk of material losses at Wells Fargo & Company’s annual meeting to be held on Tuesday April 24, 2018.

THOMAS P. DiNAPOLI STATE COMPTROLLER		110 STATE STREET ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

                                                      April 17, 2018
Dear Fellow Wells Fargo Shareowner:

I urge you to vote FOR Shareholder Proposal 6 requesting a Report on Incentive-Based Compensation and Risk of Material Losses at Wells Fargo & Company’s annual meeting on Tuesday April 24, 2018.

As Trustee of the New York State Common Retirement Fund and as a long-term Wells Fargo & Company shareowner currently holding approximately 13,777,454 shares valued at $722,076,364, I have been and remain deeply concerned about the Bank’s compensation practices, which have been identified as a factor contributing to the numerous scandals that have negatively impacted shareholder value. I am seeking disclosure of incentive-based employee compensation so that investors can evaluate the risk it may pose to the Bank.

In 2016, Wells Fargo paid fines of approximately $185 million related to investigations and enforcement actions concerning the Company’s retail banking sales practices.  Among other things, the Company entered into a Consent Order with the U.S. Department of the Treasury’s Comptroller of the Currency in which the Comptroller found that Wells Fargo’s sales-based incentive compensation structure contained deficiencies and risky practices.

The Independent Directors of Wells Fargo conducted an investigation of the retail banking sales practices with the assistance of independent counsel.  The resulting report summarized observations of numerous employees, former employees, Board members and other interested parties, stating “Many witnesses believed that incentive compensation plans overly emphasized sales performance, and many complained to Community Bank leadership that incentive plan goals were too high, too focused on sales and led to bad behavior.”

Additional consequences predictably followed. On February 2, 2018, the Federal Reserve restricted Wells Fargo from growing its assets beyond $1.95 trillion until the Bank improves its governance and internal oversight.

The Bank also faces numerous ongoing class action lawsuits by employees, investors, and customers, and investigations by the Securities Exchange Commission, the Department of Justice, and a number of state attorneys general.

In November 2017, The Wall Street Journal—in an article detailing allegations that Wells Fargo employees conducting foreign exchange transactions overcharged clients—reported that those employees received bonuses based solely on how much revenue they brought in and that the compensation scheme encouraged employees to inflate fees charged to some clients. On March 16, 2018, it was disclosed that a federal investigation into sales practices at the Bank now extended to its wealth management business. On April 5, 2018, Bloomberg reported that clients of the Bank’s wealth management business were steered into investments that were not always in their best interests but that maximized revenue for the Bank and compensation for its employees. The Bank is currently potentially facing another $1 billion in penalties that could be imposed by the Federal government because of poor compliance and risk management and other issues.

The Fund’s proposal requests that Wells Fargo disclose whether it has identified employees or positions, individually or as a group, who are eligible to receive incentive-based compensation that is tied to metrics that could have the ability to expose the Bank to possible material losses, and if not, an explanation of why it has not done so. Moreover, the proposal requests a report providing shareholders with information on the methodology and results of any evaluation of incentive-based compensation the Bank has done. This report would allow shareholders to better understand the risks that Wells Fargo’s incentive compensation practices may pose to investment value.

Because investors have significant interests in understanding risks that could expose Wells Fargo to material losses, the Bank should disclose to its shareholders the information I requested about employee compensation. I urge you to vote FOR shareholder Proposal 6.

Sincerely,

Thomas P. DiNapoli
State Comptroller

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card but return it to the proxy voting agent in the envelope that was or will be provided to you by Wells Fargo. Neither the Comptroller nor the Fund is able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about the Comptroller’s opinion and to give you valuable decision-making information when you review your shareholder proxy for the 2018 annual shareholders’ meeting of Wells Fargo & Company.